SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated December 4, 2021

Buenos Aires, December 4, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information– New York Court Proceeding

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the Comisión Nacional de Valores Rules (T.O. 2013, as amended and complemented) and inform you that on September 24, 2021, the parties to the judicial proceedings initiated by Petersen and Eton Park (“Plaintiffs”) exchanged initial expert reports, including an expert report on behalf of Plaintiffs on issues of damages (“Plaintiffs’ Damages Report”) in the event that YPF and/or the Argentine Republic (“Defendants”) are found to be liable. YPF has raised a number of defenses to liability that it considers to be robust. If YPF prevails on those defenses, there will be no damages assessed against YPF.

On December 3, 2021, in response to Plaintiffs’ Damages Report, Defendants submitted, among other expert reports, a rebuttal damages expert report (the “Rebuttal Report”) concluding that there are no damages to Plaintiffs even if the court ultimately finds Defendants to be liable. Furthermore, in the event the court finds Defendants to be liable and rejects Defendants’ approach to damages (instead accepting Plaintiffs’ approach), the Rebuttal Report also concludes that Plaintiffs’ methodology for calculating damages is flawed and includes alternative calculations of damages that make certain corrections to the methodology of Plaintiffs’ damages expert. Correcting Plaintiffs’ damages expert’s assumed tender offer notice date (for calculation purposes, only) would result in estimates of damages in the amount of US$5.2 billion (excluding interest and certain ancillary claims) or US$3.5 billion (excluding interest and certain ancillary claims) assuming tender offer notice dates of April 16, 2012 or May 7, 2012, respectively. If certain additional corrections to Plaintiffs’ damages expert’s methodology were made—including calculating damages in Argentine pesos rather than U.S. dollars—the resulting estimates of damages would be ARS 14.4 billion (excluding interest and certain ancillary claims) or ARS 14.0 billion (excluding interest and certain ancillary claims) (which, for illustrative purposes, if converted at the USD/ARS exchange rate for September 24, 2021, would amount to USD 146 million or USD 142 million).

These alternative calculations of damages using Plaintiffs’ approach but correcting their flawed methodology would yield estimated damages in amounts that are not consistent with the amounts estimated in Plaintiffs’ Damages Report, which are based on assumptions and theories of causation and damages calculations that YPF believes are not supported by the facts and applicable law. It is important to note that the Rebuttal Report does not constitute an admission of liability or obligation of Defendants to pay any damages. If, notwithstanding their robust defenses, Defendants are found by the court to be liable and ordered to pay damages, YPF will seek to limit its share of any damages awarded.

As the process moves forward, given the complexity of the claims and the evidence that may be produced by the parties, YPF will continue reassessing the status of the case and its potential impact on the Group’s results and financial position.

YPF will also continue to defend itself in accordance with the applicable legal procedures and available defenses.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 6, 2021	By:	/s Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer